FORM 4
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                  _________

              [X] STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
      PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            OR SECTION 30(f) of the INVESTMENT COMPANY ACT OF 1940



                     Name and Address of Reporting Person*
                     ------------------------------------
                             Thomas A. Miller
                             400 East Spring Street
                             Bluffton, IN  46714

                   Issuer Name and Ticker or Trading Symbol
                   ----------------------------------------
                     Franklin Electric Co., Inc.  (FELE)


       IRS or Social Security Number of Reporting Person (Voluntary)
       -------------------------------------------------------------



                           Statement for Month/Year
                           ------------------------
                                   10/17/02


                 If Amendment, Date of Original (Month/Year)
                 ------------------------------------------



               Relationship of Reporting Person(s) to Issuer
                          (Check all Applicable)
                           --------------------
            Director                                 10% Owner
    -----                                     -----

      X     Officer (Give Title Below)               Other (Specify Below)
    -----                                     -----

                       Individual or Joint/Group Filing
                           (Check Applicable Line)
                            ---------------------
      X    Filed by One Reporting Person
    -----
           Filed by More Than One Reporting Person
    -----

Table I  Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------
   1               2              3                4                   5               6             7
Title of       Transaction    Transaction      Securities           Amount of      Ownership:     Nature of
Security       Date           Code             Acquired (A)         Securities     Direct (D)     Indirect
(Instr 3)      (M/D/Y)        (Instr 8)        or Disposed Of(D)    Benficially      or           Beneficial
                                               (Instr 3,4,5)        Owned at       Indirect (I)   Ownership
                                                                    End of Month   (Instr 4)      (Instr 4)
                                                                    (Instr 3 & 4)
                              Code    V     Amount  A or D  Price
-----------------------------------------------------------------------------------------------------------
Common Stock   10/17/02       S             500     D       44.60
Common Stock   10/17/02       S             700     D       44.21
Common Stock   10/17/02       S             100     D       44.20   42900          D
Common Stock                                                         1962          I              401(k)<F1>
Common Stock                                                         2801          I              ESOP <F2>
-----------------------------------------------------------------------------------------------------------

Table II  Derivative Securities Acquired, Disposed Of, or Beneficially Owned
(Puts, Calls, Warrants, Options, Convertible Securities)
---------------------------------------------------------------------------------------------------------------------------------
  1        2          3        4          5               6                7              8        9        10          11
Title    Conver-    Trans-   Trans-     Number           Date            Title &        Price    Number    Own-      Nature
of       sion or    action   action     of Deri-         Exer-           Amount of      of       of Der-   ership:   of Indirect
Deriv-   Exercise   Date     Code       vative           cisable         Under-         Deriv-   ivative   Direct    Beneficial
ative    Price of   (M/D/Y)  (Ins 8)    Securi-          & Expir-        lying          ative    Securi-   (D) or    Ownership
Secur-   Deriva-                        ties             ation           Securities     Secur-   ties      In-        (Inst 4)
ity      tive                           Acquired         Date            (Instr 3 & 4)  ity      Owned at  direct
(Ins 3)  Security                       (A) or           (M/D/Y)                        (Ins 5)  End of    (I)
                                        Disposed of                                              Month     (Ins 4)
                                        (D)                                                      (Ins 4)
                                        (Ins 3,4,5)
                                                                                 Num
                                                      Date     Expir             of
                             Code  V    (A)    (D)    Exer     Date      Title   Shrs
----------------------------------------------------------------------------------------------------------------------------------
Option(right to buy) <F3>                                                C.Stock                 35000     D



----------------------------------------------------------------------------------------------------------------------------------



GENERAL NOTE
------------
Information about securities and derivative securities share amounts and prices presented in the attached Form 4 reflect the impact of a two-for-one stock split. The stock split was effected in the form of a 100% stock distribution of one additional share of Franklin Electric Co., Inc. Common Stock for each share of Common Stock held of record on March 4, 2002. The additional shares were distributed on March 22, 2002.

<F1> Holdings within the Franklin Electric Directed Investment Salary Plan
     ("401k Plan") Trust. The information reported herein is based on a plan statement reporting August 15, 2002 holdings under the 401k Plan.
<F2> Allocation of shares under the Franklin Electric Co., Inc. Employee
     Stock Ownership Plan Trust ("ESOP"). The information reported herein was provided by the trustee for holdings as of July 31, 2002.
<F3> Previously reported stock options under Franklin Electric employee stock option plans.
























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